Schedule 1: The 12b-1 Funds

Service fees will be paid on Putnam funds at the rates set forth in the Prospectus of that Fund provided, however, that in the case of Class R shares the amount payable to the dealer will be the rate stated in the relevant Prospectus less any fees payable to a third party administrator.

Schedule 2: Minimum Assets

Dealer Firm Requirements:

The minimum aggregate average net asset value of all accounts in Putnam Funds specified by Paragraph 1(b) is $250,000. We will review this requirement prior to the start of each year and inform you of any changes. (Please consult the Putnam Quarterly Product Guide for specific fund and share class information.)

Registered Representative Requirements:

With respect to Paragraph 1(c), there is no minimum asset qualification requirement in the Putnam Funds applicable to each of your representatives. We will review this requirement prior to the start of each year and inform you of any changes.